Exhibit 99.1

NORTHCORE TECHNOLOGIES INC.
(the “Corporation”)
ANNUAL MEETING OF SHAREHOLDERS

Held on May 28, 2008

REPORT OF VOTING RESULTS
National Instrument 51-102 - Continuous Disclosure Obligations Section 11.3

In accordance with Section 11.3 of the National Instrument 51-102, the following describes the matters voted upon and the voting results obtained at the Annual Meeting of the Corporation held on May 28, 2008 in Toronto, Ontario (the “Meeting”).

The following matters were put to a vote by a show of hands and proxies received at the Meeting.

General Business
MATTER VOTED UPON	VOTING RESULT
1.
Election of Directors

The election of the following nominees as directors of the Corporation to hold office until the next annual meeting of shareholders or until their successors are elected or appointed:

T. CHRISTOPHER BULGER
DUNCAN COPELAND
DAVID GELINEAU
JEFFREY LYMBURNER
JIM MOSKOS
DARROCH ROBERTSON
Carried

Based on the report of proxies provided by the scrutineers at the meeting and considering that all registered shareholders present in person at the Meeting voted FOR the directors named above by a show of hands, the voting results were as follows:

Number of Votes FOR	Percentage of Total Votes FOR	Number of Votes WITHELD	Percentage of Votes WITHHELD
17,525,314	99.50%	88,681	0.50%

2.
Appointment of Auditors

The appointment of KPMG LLP, Chartered Accountants as auditors of the Corporation for the current fiscal year and authorizing the Board of Directors to fix the auditors’ remuneration.

			Carried
Based on the report of proxies provided by the scrutineers at the meeting and considering that all registered shareholders present in person at the Meeting voted FOR the resolution by a show of hands, the voting results were as follows:

Number of Votes FOR	Percentage of Total Votes FOR	Number of Votes WITHELD	Percentage of Votes WITHHELD
17,568,560	99.74%	45,435	0.26%